April 28, 2008

Ms. Jennifer R. Hardy

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549-7010

RE:	East Fork Biodiesel, LLC
Registration Statement on Form 10
Amendment 2 to Registration Statement on Form 10
Filed March 31, 2008
File No. 0-53040

Dear Ms. Hardy:

This letter is in response to your letter dated April 3, 2008 regarding the SEC’s review of Amendment No. 2 to our Registration Statement on Form 10 filed on March 31, 2008 (our “registration statement”). Included below are your individual comments and the Company’s responses.

Executive Compensation, page 27; Certain Relationships and Related Transactions, page 31

1.	The written description of the compensation arrangement with Mr. Kenneth M. Clark that was filed as exhibit 10.12 to the registration statement in response to prior comment 11 states also that:

•

“In February 2007, the Board of Directors voted to pay KMC Consultants at the rate of $3,000 per month for management and coordination duties performed by Mr. Clark for the Company on a month-to-month basis. Any compensation earned is deferred compensation at the rate of $3,000 per month.”

It does not appear that this provision of the compensation arrangement with Mr. Clark is reflected in the disclosures in the executive compensation and certain relationships and related transactions sections of the registration statement. Please revise or advise. See

EAST FORK BIODIESEL, LLC

Ms. Jennifer R. Hardy

April 28, 2008

Items 402 and 404 of Regulation S-B. For additional guidance, refer to Release No. 34-54302A relating to the Commission’s 2007 amendments to the disclosure requirements for executive and director compensation and related person transactions.

RESPONSE:

In response to your comment, we realized the written description of Mr. Clark’s compensation arrangement describes separately the full-time and part-time aspects of compensation for the same services. Accordingly, we have amended our registration statement and Exhibit 10.12 to clarify our disclosure. We believe these clarifications do not necessitate an amendment to Mr. Clark’s compensation arrangement. Our revised disclosure confirms that:

Our Board of Directors authorized payment, on a month-to-month basis, to KMC Consultants for management and coordination services performed by Mr. Clark, including, if necessary, service as an interim general manager (or anyone else designated by the Board of Directors to perform some or all of these services):

•	at the rate of $3,000 per month for full-time service; or
•	at a prorated hourly rate of approximately $18 per hour for part-time service,

until we hire a general manager.

Mr. Clark received a total of $6,228 at the prorated hourly rate for service as our part-time general manager from March 1, 2007 to July 31, 2007.

Please see Item 6 at pages 27 and 29 and Exhibit 10.12.

Exhibits

2.

The seven exhibits filed with pre-effective amendment 2 to the registration statement are mistagged on the EDGAR system. Specifically, exhibits 10.5.1, 10.6.1, 10.12, 10.13, 10.14, 10.15, and 10.16 are mistagged as exhibit 10 and are not tagged as exhibits 10.5.1, 10.6.1, 10.12, 10.13, 10.14, 10.15, and 10.16.

The exhibits’ tags on the EDGAR system are to conform to the numbers assigned to the exhibits in response to Item 15 of Form 10. Refer to the EDGAR Filer Manual for instructions, and revise in future filings. If you require technical assistance, please contact the EDGAR operations staff at the number listed in the manual.

EAST FORK BIODIESEL, LLC

Ms. Jennifer R. Hardy

April 28, 2008

RESPONSE:

We have endeavored to correctly tag the aforementioned exhibits on the EDGAR system as part of our amendment filed today to our registration statement.

Other Changes by Registrant (other than responding to the comments)

On April 21, 2008, Mr. Rosenmeyer resigned his employment with Renewable Energy Group and his position as our General Manager under our Management Agreement with Renewable Energy Group to accept a position with a former employer. Our plant is idle and Renewable Energy Group is currently working to provide a new general manager to fill this vacancy under the terms of the Management Agreement. In the interim, Kenneth M. Clark, our President, is serving as our General Manager. Please see Item 1 at page 6.

We have amended our registration statement to disclose our receipt of notice of the filing of record of a mechanic’s lien against our plant by REG Construction Services related to unpaid amounts due under the Design-Build Agreement and our progress toward satisfying unpaid amounts to REG Construction Services. Please see Item 1, page 17.

We have amended our registration statement to clarify the beneficial ownership of our units attributed to Michael Duffy, one of our directors. Please see Item 4 at page 23, footnote number 1.

Non-Substantive Provisions

In addition to the above-described changes and updates, we have made grammar-related and/or typographical revisions, none of which have altered the substance of our registration statement.

We have attempted to provide a clear and complete response to each comment. We also acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EAST FORK BIODIESEL, LLC

Ms. Jennifer R. Hardy

April 28, 2008

If you have any questions about our responses or would like to discuss any of the matters further, please contact, our attorney, Ed Carroll at (563) 324-3246.

Sincerely,

EAST FORK BIODIESEL, LLC

By:
Kenneth M. Clark,
Chairman and President

cc:	Edmund H. Carroll, Esq.
McGladrey & Pullen

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